Exhibit 99.3

Paris, February 15, 2010

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Creates a Public Affairs Division
On January 1, Total combined its Institutional Relations, International Relations and European Affairs Divisions into a new Public Affairs Division, reporting to the Chief Administrative Officer.
The Public Affairs Divisions includes the following divisions:
- Public Affairs, France and NGOs.
- International Public Affairs.
- European Public Affairs.
The new organization is designed to offer Total stakeholders improved transparency and dialogue on all issues related to Total’s activities and reputation in France and worldwide.
Hubert Loiseleur des Longchamps has been appointed Senior Vice President, Public Affairs. He is also responsible for International Public Affairs.

After a number of years in the French government and diplomatic service, Hubert Loiseleur des Longchamps joined the Group in 1994 as Middle East Coordinator.
Appointed Chief Executive Officer of the Cameroon subsidiary in 2000, he subsequently held the positions of President, Middle East, Gas & Power and Chief Executive Officer of Total E&P Angola before his appointment as Total’s Vice President, International Relations in 2005.
A graduate of Ecole Nationale d’Administration and Institut d’Etudes Politiques de Paris, Hubert Loiseleur des Longchamps holds a degree in public law.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Thierry Reveau de Cyrières has been appointed Vice President, European Public Affairs.

Thierry Reveau de Cyrières graduated from Institut d’Etudes Politiques de Paris and has a postgraduate degree in corporate and commercial law.
He began his career with Exxon, working in legal positions in France, Brussels and the United States, before joining Total’s Group Law department in 1998.
He held the position of Deputy General Counsel of Total France from 2000 to 2002, and was head of the Holding Division Law Department and Company Secretary of Total S.A. from 2003 to 2009.
Jean-François Lassalle has been appointed Vice President, Public Affairs, France and NGOs.

Jean-François Lassalle joined Total’s Corporate Insurance Department in 1980 at headquarters and then in Norway, before being appointed oil contract negotiator for producing countries and oil partners in 1984.
From 1990 to 2004, he held various management positions at Total Exploration and Production in Cameroon and subsequently returned to headquarters to oversee the subsidiaries in Tunisia, Niger, Equatorial Guinea and Sudan.
From 2004 to 2009, he was in charge of Public Affairs for Total Exploration & Production.
Jean-François Lassalle holds degrees in law and international relations.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com